CERTIFICATE OF VICE PRESIDENT
T. ROWE PRICE INTERNATIONAL FUNDS, INC. on behalf of T. Rowe Price International
                                   Stock Fund
                     Pursuant to Rule 306 of Regulation S-T


         I, the undersigned, Henry H. Hopkins, Vice President of T. Rowe Price International Funds, Inc. on behalf of T. Rowe Price International Stock Fund (the "Fund"), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.

         WITNESS my hand and the seal of the Fund this December 16, 1998.

              T. Rowe Price International Funds, Inc.
               on behalf of T. Rowe Price International Stock Fund

(Seal)        /s/Henry H. Hopkins
              Henry H. Hopkins, Vice President

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